EXHIBIT 16.1
                               DASZKAL BOLTON LLP
                          CERTIFIED PUBLIC ACCOUNTANTS


May 13, 2002


Board of Directors
Investco, Inc.
Suite 301
4400 N. Federal Highway
Boca Raton, Florida 33431

Effective immediately, we will cease our services as your auditors. We have reached this decision because of the following reasons:

1. We have not been effectively engaged as your auditors for the year ended December 31, 2001, due to the outstanding fees for our services relating to review of the Interim period ending September 30, 2001 and your failure to pay the balance of the retainer for the December 31, 2001 audit.

2. The existence of the formal Securities and Exchange Commission investigation and the trading suspension of the Company's securities.

We wish to remind you that you have unpaid Invoices totaling $20,694.30. We expect payment in full of all of these invoices immediately. If you are not in a position to make immediate payment, please call us so that we may discuss an extended payment arrangement.

Subject to your making satisfactory arrangements, we will provide your new auditors access to our work papers. To facilitate this process, please send us a letter authorizing us to make disclosures to your new auditors. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

Very truly yours,


Michael I. Daszkal, CPA
Partner

cc:      Office of the Chief Accountant
         SECPS Letter File
         Securities and Exchange Commission
         Mail Stop 9-5
         450 Fifth Street, N.W.
         Washington, DC 20549